Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock is intended as a summary only and, therefore, is not a complete description of our common stock. This description is based upon, and is qualified by reference to, our restated articles of incorporation, our by-laws and applicable provisions of Rhode Island Business Corporation Act. We refer you to the applicable provisions of our restated articles of incorporation, our by-laws and the Rhode Island Business Corporation Act for a complete statement of the terms and rights of our capital stock. This description shall be deemed to be updated by any report or amendment thereto that we file with the Securities and Exchange Commission for the purpose of updating this description.

Our authorized common stock consists of 13,000,000 shares of common stock, par value $0.05 per share. We also have 100,000 shares of authorized, undesignated preferred stock, par value $10.00 per share.

Common Stock

Voting Rights.

The holders of our common stock are entitled to voting rights for the election of directors and for other purposes, subject to any voting rights which may in the future be granted to subsequently created series of preferred stock. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by our shareholders.

Dividend Rights.

The holders of outstanding shares of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of any funds legally available.

Liquidation Rights.

Subject to the payment of liabilities and obligations, any remaining assets or proceeds are to be distributed to holders of our common stock according to their respective rights and interests in the event of our liquidation, dissolution or winding up.

Preemptive Rights.

Holders of our common stock do not have preemptive or any other right to subscribe for or acquire any capital stock of any class which may be issued, sold or otherwise disposed of by the us.

Preferred Stock

We are authorized to issue 100,000 shares of preferred stock. As of December 31, 2019, we did not have any outstanding shares of preferred stock.

Our board of directors may issue shares of preferred stock in one or more series and may establish from time to time the number of shares to be included in each series and the designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series, and any qualifications, limitations or restrictions thereof. These matters will be fixed by a certificate of designations relating to the series.

An issuance of preferred stock may have the effect of delaying or preventing a change in control. An issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or diminish the relative rights and powers, including voting rights, of the holders of common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Provisions of Our By-laws That May Have Anti-Takeover Effects

Shareholders wishing to nominate persons for election to our Board of Directors at an annual meeting or to propose any business to be considered by our shareholders at an annual meeting must comply with certain advance notice and other requirements set forth in our by-laws.

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